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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*


                             GENERAL RE CORPORATION
                                (Name of Issuer)

                    Common Stock, $0.50 Par Value Per Share
                         (Title of Class of Securities)

                                   370563108
                                 (CUSIP Number)


                                Marc D. Hamburg
                            Berkshire Hathaway Inc.
                    1440 Kiewit Plaza, Omaha, Nebraska 68131
                                 (402) 346-1400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 19, 1998
                         (Date of Event which Requires
                           Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
                                 ------------



1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Berkshire Hathaway Inc., 04-2254452


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

               (a)  [X]
               (b)  [ ]


______________________________________________________________________________

3        SEC USE ONLY



______________________________________________________________________________


4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

               WC (See Item 3 of this Schedule 13D)


5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)



6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware Corporation


7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

               0

8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

               Option to acquire up to 15,000,000 shares
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9        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
         DISPOSITIVE POWER

               0

10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

               Option to acquire up to 15,000,000 shares



11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               Option to acquire up to 15,000,000 shares


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 19.6%


14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
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                                 SCHEDULE 13D
                                 ------------



1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Warren E. Buffett


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [X]
          (b)  [ ]


______________________________________________________________________________

3    SEC USE ONLY



______________________________________________________________________________


4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          AF


5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)




6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States citizen


7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

          0


8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

          Option to acquire up to 15,000,000 shares
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9    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     DISPOSITIVE POWER

          0


10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

          Option to acquire up to 15,000,000 shares


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Option to acquire up to 15,000,000 shares


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 19.6%


14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
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ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to shares of common stock, $0.50 par value per share ("Common Stock"), of General Re Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 659 East Main Street, Stamford, Connecticut 06904.



ITEM 2.  IDENTITY AND BACKGROUND

(A)-(B)

     This statement is filed by:

          Berkshire Hathaway Inc. (a Delaware Corporation), 1440 Kiewit Plaza, Omaha, Nebraska 68131; and

          Warren E. Buffett (an individual and United States citizen), 1440 Kiewit Plaza, Omaha, Nebraska 68131.

     The executive officers of Berkshire Hathaway Inc. are as follows:

          Chairman of the Board and      Warren E. Buffett
          Chief Executive Officer

          Vice Chairman of the Board     Charles T. Munger

          Vice President and             Marc D. Hamburg
          Chief Financial Officer


     The directors of Berkshire Hathaway Inc. are as follows:

          Warren E. Buffett, Chairman
          Charles T. Munger, Vice Chairman
          Howard G. Buffett
          Susan T. Buffett
          Malcolm G. Chace
          Ronald L. Olson
          Walter Scott, Jr.


     The business addresses of the executive officers and the directors of Berkshire Hathaway Inc. and of Warren E. Buffett are as follows:

          Howard G. Buffett, 1004 East Illinois Street, Assumption, Illinois
          62510

          Susan T. Buffett, 1440 Kiewit Plaza, Omaha, Nebraska 68131

          Warren E. Buffett, 1440 Kiewit Plaza, Omaha, Nebraska 68131
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          Malcolm G. Chace, 731 Hospital Trust Building, Providence, Rhode
          Island 02903

          Marc D. Hamburg, 1440 Kiewit Plaza, Omaha, Nebraska 68131

          Charles T. Munger, 355 South Grand Avenue, Los Angeles, California
          90071

          Ronald L. Olson, 355 South Grand Avenue, Los Angeles, California
          90071

          Walter Scott, Jr., 1000 Kiewit Plaza, Omaha, Nebraska 68131


(C) Berkshire Hathaway Inc. ("Berkshire") is a holding company owning subsidiaries engaged in a number of diverse business activities, the most important of which is the property and casualty insurance and reinsurance business. Berkshire also publishes a daily and Sunday newspaper in Buffalo, New York. Other business activities conducted by Berkshire's subsidiaries include training services to operators of aircraft and ships; manufacture and marketing of home cleaning systems and related accessories; manufacture and sale of boxed chocolates and other confectionery products; licensing and servicing of approximately 5,800 Dairy Queen stores, which feature hamburgers, hot dogs, various dairy desserts, and beverages; and manufacture, import, and distribution of footwear.

          The present principal occupation of Warren E. Buffett is Chairman of the Board and Chief Executive Officer of Berkshire Hathaway Inc.

          The present principal occupations of the executive officers and directors of Berkshire Hathaway Inc. are as follows:

               Warren E. Buffett is Chairman of the Board and Chief Executive Officer of Berkshire Hathaway Inc.

               Charles T. Munger is Vice Chairman of the Board of Berkshire Hathaway Inc., and Chairman of the Board and Chief Executive Officer of Wesco Financial Corporation (an 80.1% subsidiary of Berkshire Hathaway Inc.).

               Susan T. Buffett is a private investor.

               Howard G. Buffett is Chairman of the Board of The GSI Group, a company primarily engaged in the manufacture of agricultural equipment.

               Malcolm G. Chace is Chairman of the Board of BankRI, a community bank located in Rhode Island.

               Marc D. Hamburg is Vice President and Chief Financial Officer of Berkshire Hathaway Inc.
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               Ronald L. Olson is a partner of the law firm of Munger, Tolles &
               Olson LLP.

               Walter Scott, Jr., is Chairman of the Board and Chief Executive Officer of Peter Kiewit Sons', Inc., a company engaged worldwide in construction, mining, energy, and telecommunications.


(D) Neither of the persons filing this Schedule 13D, nor, to their best knowledge, any of the other executive officers or directors of Berkshire, have been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(E) Neither of the persons filing this Schedule 13D, nor, to their best knowledge, any of the other executive officers or directors of Berkshire, have, during the last five years, been party to a civil proceeding resulting in a judgment, decree, or final order relating to any violation of federal or state securities laws.

(F) Every natural person identified in Item 2 of this Schedule 13D is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On June, 19, 1998, Berkshire and the Issuer entered into an Agreement and Plan of Mergers ("Merger Agreement"), pursuant to which the two companies intend to combine their respective businesses. In conjunction therewith, Berkshire and the Issuer also entered into a stock option agreement ("Stock Option Agreement"), pursuant to which the Issuer granted Berkshire an option ("Option") to purchase up to 15,000,000 shares of Common Stock at $283.71 per share (subject to certain antidilution adjustments), exercisable upon the occurrence of certain events. Berkshire will use internally generated funds to pay the exercise price if Berkshire exercises the Option.

ITEM 4.  PURPOSE OF TRANSACTION

          Berkshire acquired the Option in connection with, and as a condition to Berkshire's execution of, the Merger Agreement. Subject to the approval of Berkshire's and Issuer's stockholders and the occurrence of certain conditions, the Merger Agreement contemplates that each of Berkshire and Issuer will merge with separate subsidiaries of a newly formed holding company (the "Mergers"), as a result of which holders of common stock of each of Berkshire and Issuer will receive shares of holding company common stock in exchange for their Berkshire and Issuer common stock, respectively. In addition, among other things, the Mergers will result in a change in the present board of directors of Issuer following the consummation of the Mergers, the delisting of Issuer's common stock from the New York Stock Exchange and the registration of the Issuer's common stock being terminated pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.
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          The Option will permit Berkshire to acquire up to 15,000,000 shares of
Common Stock (not to exceed 19.9% of the outstanding Common Stock of Issuer) upon the occurrence of certain events described in the Stock Option Agreement, including the acquisition by a third party of beneficial ownership of 20% of the outstanding Common Stock of the Issuer, the termination of the Merger Agreement by the Issuer in order to enter into an agreement for certain transactions with a third party, and the acquisition of the Issuer by a third party within 18 months of the termination of the Merger Agreement by Berkshire for certain reasons. Notwithstanding any other provision of the Stock Option Agreement, Berkshire's "Total Profit" (as defined in the Stock Option Agreement) on the Option, when combined with the cash payment of $400 million payable by Issuer to Berkshire pursuant to the Merger Agreement under certain circumstances, may not in any event exceed $600 million.

          The Stock Option Agreement also provides that, if the Option is exercisable, Berkshire may elect, in lieu of exercising the Option, to receive a cash payment equal to the "Spread" (as defined in the Stock Option Agreement). The Stock Option Agreement provides for the resale of shares of Common Stock acquired by Berkshire to the Issuer at Berkshire's or, under certain circumstances, the Issuer's option, 18 months after the termination of the Merger Agreement.

          The Merger Agreement and the Stock Option Agreement are exhibits to this Schedule, and are incorporated herein by reference. The descriptions herein of such documents are qualified in their entirety by reference to such documents.

          Berkshire has no present plans to acquire shares of Common Stock, except as contemplated by the Merger Agreement and the Stock Option Agreement. However, Berkshire could decide to acquire additional shares, depending upon price, market conditions, availability of funds, evaluation of alternative investments, legal constraints, and other factors, and there are no provisions in the Merger Agreement or the Stock Option Agreement that prohibit Berkshire from acquiring additional shares of Common Stock. Similarly, while Berkshire has no present plans to dispose of the shares acquired through exercise of the Option should it become exercisable, Berkshire could decide to sell any or all of such shares, depending upon price, market conditions, availability of funds, evaluation of alternate investments, legal constraints, and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(A) Berkshire holds, pursuant to the Stock Option Agreement, the right to acquire, from the Issuer, up to 15,000,000 shares of the Common Stock of the Issuer, representing approximately 19.6% of the outstanding shares of Common Stock of the Issuer (based upon 76,510,211 outstanding shares of Common Stock as reported by the Issuer's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1998).

          Warren E. Buffett, Chairman of the Board of Berkshire, may be deemed to control Berkshire. Both Berkshire and Mr. Buffett thus may be considered to have beneficial ownership of the up to
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          15,000,000 shares of the Common Stock that Berkshire may acquire from the Issuer pursuant to the Stock Option Agreement.

(B) Because Warren E. Buffett directs the voting and investment of Berkshire, both Berkshire and Mr. Buffett share voting power and investment power with respect to any shares of the Issuer acquired by Berkshire through exercise of the Option.

(C) The sole transaction in the Common Stock effected by the filing persons during the past 60 days are by virtue of the execution of the Merger Agreement and the Stock Option Agreement as described in response to Item 4 above.

(D)       Not applicable.

(E)       Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The Merger Agreement and the Stock Option Agreement, which are exhibits to this schedule, are incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          1. Merger Agreement, dated June 19, 1998, between Berkshire and the Issuer (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by Berkshire on June 26, 1998).

          2. Stock Option Agreement, dated June 19, 1998, between Berkshire and the Issuer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Berkshire on June 26, 1998).

          3.   Agreement regarding filing of joint statements.
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                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Dated this 26th day of June, 1998.


BERKSHIRE HATHAWAY INC.             WARREN E. BUFFETT



By: /s/ Warren E. Buffett           /s/ Warren E. Buffett
    -------------------------       --------------------------
    Warren E. Buffett
    Chairman of the Board